[redacted]

SEC Mail Mail Processing Section
MAR 3 1 2008
Washington, DC
106

SECU 08031108 IMISSION

SEC FILE NO.
8-53722

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HOWLAND SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

568 BROADWAY, SUITE 801
(No and Street)

NEW YORK (City) NEW YORK (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. GELLERT (646) 467-8646
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 7 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JAMES H. GELLERT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HOWLAND SECURITIES LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Ruchi Thaker
Notary Public State of New York
No. 02TH6088484
Qualified in New York County
Commission Expires March 2011

[signature] 3/29/08
Signature

Member
Title

Ruchi Thaker 3/29/08
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Howland Securities LLC

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Member
Howland Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Howland Securities LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howland Securities LLC at December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 27, 2008

Howland Securities LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	268,419
Accounts receivable		195,000
Prepaid expenses		545
Total assets	$	463,964

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	11,000
Member's equity		452,964
Total liabilities and member's equity	$	463,964

See independent auditor's report and accompanying notes.

Howland Securities LLC

Statement of Income

For the Year Ended December 31, 2007

Revenues:	
Investment banking fees	$ 960,000
Other income	17,500
Total revenue	977,500
Expenses:	
Commission expense	200,000
Management fees	50,000
Professional fees	16,250
Consulting fees	2,280
Other operating expenses	7,815
Total expenses	276,345
Income before tax	701,155
Tax provision	800
Net income	$ 700,355

See independent auditor's report and accompanying notes.

Howland Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2007

Member's Equity at December 31, 2006	$ 37,809
Capital contributed	9,800
Distributions	(295,000)
Net income	700,355
Member's Equity at December 31, 2007	$ 452,964

See independent auditor's report and accompanying notes.

Howland Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 700,355
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Loss on abandonment of equipment	1,026
(Increase) decrease in:	
Accounts receivable	(195,000)
Prepaid expenses	120
Increase (decrease) in:	
Accounts payable and accrued expenses	(7,450)
Net cash provided (used) by operating activities	499,051
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	9,800
Distributions	(295,000)
Net cash provided (used) by financing activities	(285,200)
Net increase (decrease) in cash and cash equivalents	213,851
Cash and cash equivalents, beginning of year	54,568
Cash and cash equivalents, end of year	$ 268,419
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Howland Securities LLC

Notes to the Financial Statements

December 31, 2007

(1) Organization

Howland Securities LLC (the Company) was organized under the name Enable Capital, LLC as a limited liability company in the State of California on March 17, 2000 and terminates no later than March 17, 2030. Liability of the Company's member is limited to his contributed capital. The Company is a securities broker dealer regulated by the Securities and Exchange Commission. The Company operates in New York and engages in the private placement of securities and corporate financial advisory services.

The Company has done business as Howland Securities LLC since January 2, 2007 and its name has been changed on its Form BD to Howland Securities LLC. To date, however, a change of name has not been filed with the California Secretary of State. The Company will file a change of name amendment, from Enable Capital LLC to Howland Securities LLC, with the State of California when an error in the State's records has been rectified. In March 2007, the former owner of the Company, without authority, mistakenly filed a Certificate of Cancellation for the Company. The current owner did not learn of this mistake until February 2008. The Company has an opinion of counsel that the error can be rectified and that a court judgment can be obtained that the filing of the Certificate was ineffective. The same counsel has been retained to obtain this judgment and, when obtained, to file it with the Secretary of State so that the Secretary's records will show that the Certificate of Cancellation was ineffective.

(2) Summary of Significant Accounting Policies

Revenues

Revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes
The Company, a limited liability company, is taxed as a sole proprietorship under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual minimum California LLC tax of $800.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $257,419, which exceeded the requirement by $252,419.

(4) Risk Concentrations

Due to the nature of the private placement business, 100% of the Company's revenue during the period was generated from two customers. At December 31, 2007, 100% of accounts receivable is from one customer.

At December 31, 2007, the Company held deposits at a financial institution which were in excess of the applicable federal insurance limit by $133,419.

(5) Related Party

The Company shares office space and general office overhead with Howland Partners, an entity under common ownership. During the year ending December 31, 2007, office rent and most overhead expenses were paid for by Howland Partners. The Company paid Howland Partners $50,000 in management fees in 2007. The Company's results of operations or financial position could differ significantly from those that would have been obtained if the entities were autonomous.

SUPPLEMENTAL INFORMATION

Howland Securities LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total member's equity qualified for net capital		$ 452,964
Less: Non-allowable assets		
Accounts receivable	$ 195,000	
Prepaid expenses	545	
Total non-allowable assets		195,545
Net capital		$ 257,419
Net minimum capital requirement of 6.67% of aggregate indebtedness of $11,000 or $5,000, whichever is greater		5,000
Excess net capital		$ 252,419

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 23,500
Increase in member's equity	195,285
Decrease in non-allowable assets	38,634
Net capital per above computation	$ 257,419

Howland Securities LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Member
Howland Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Howland Securities LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated March 27, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 27, 2008

END